EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 1, 2015

Drilling Begins at Seabridge Gold’s KSM Project
Program to test major core zone target below gold-rich Mitchell deposit

Toronto, Canada… Seabridge Gold reports that today core drilling has started at its 100%-owned KSM Project in northwestern British Columbia. This year’s main goal is to determine the potential for a high-grade core zone beneath the known Mitchell deposit, which is KSM’s largest. Seabridge has successfully targeted higher grade core zones beneath KSM’s near surface porphyry deposits over the past two years, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone. The program will also seek to enlarge and refine the block cave mining potential for Deep Kerr and the Iron Cap Lower Zone.

Seabridge Chairman and CEO Rudi Fronk noted “our fully-approved Environmental Assessment Application allows for up to 2.3 billion tonnes of tailings storage. Our aim now is to enhance project economics by finding the best 2.3 billion tonnes — the mineable material with the highest margins. Over the past two years, we have found nearly a billion tonnes of higher grade resources at KSM in our core zone program. We are very confident that another core zone lies beneath Mitchell, and the data suggests it could be the best at KSM. We aim to prove it this summer,” he said. “The accumulated knowledge of the past two seasons of successfully exploring for core zones has been brought to bear in this year’s program.”

Fronk noted that core zones were likely to replace at least some open pit material in future mine planning not only because of higher grade but also because of advances made in block caving, a method of underground bulk mining. “Mining costs at large block cave mines are surprisingly low and this method has many advantages over open pit mining, especially from an environmental point of view, including less surface disturbance, less waste rock storage and reduced quantities of water to manage. All of these environmental advantages also are expected to have significant capital and operating cost benefits,” Fronk said.

The Mitchell deposit is the largest porphyry copper-gold system discovered at KSM, containing proven and probable reserves of 1.4 billion tonnes grading 0.60 g/T Au and 0.16% Cu.  The bulk of the Mitchell deposit is represented by mineralization on the margin of a central zone.  The central zone has average grades in the range of 0.79 g/T Au and 0.23% Cu.  Information collected in the district favors expansion of the size and grade of this central zone at depth (please see attached illustrative cross section). Results from a recently completed detailed airborne magnetic survey on the property are being integrated into the targeting.

Drill testing the plunge projection for the Mitchell Core Zone has begun with one drill. A second drill will be starting up within two weeks to expedite the confirmation of the concept. Additional drilling on the target zone is contingent on results from these initial tests. Drill holes on this target will also provide vital information for the Mitchell block cave shape included in the 2012 Preliminary Feasibility Study.

Exploration activities by Seabridge at the KSM Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.  An ongoing and rigorous quality control/quality assurance protocol will be employed for samples collected in this drilling campaign. Samples will be assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. The QA/QC program includes blank and reference standards; in addition, all copper assays that exceed 0.25% Cu will be re-analyzed using ore grade analytical techniques.. Cross-check analyses will be conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) there being a possible higher grade core zone beneath the Mitchell deposit; (ii) that 2015 drilling could enhance Project economics through finding material that could replace some open pit material in future mine planning which would add higher grade material and reduce waste rock generation and water volumes requiring treatment, yielding significant capital and operating cost benefits; (iii) the belief that the Mitchell core zone target could be the best at KSM; (iv)  the estimated amount and grade of mineral reserves at a deposit; and (v) the estimated amount and grade of mineral resources at the core zone deposits. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "potential", "appears", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net